Exhibit 99.1

Fresenius Medical Care AG & Co. KGaA
Investor News	Investor Relations
Else-Kröner-Str. 1
61352 Bad Homburg
Germany

Contact:

Oliver Maier
	Phone:	+ 49 6172 609 2601
	Fax:	+ 49 6172 609 2301
	E-mail:	ir@fmc-ag.com

North America:
Terry L. Morris
	Phone:	+ 1 800 948 2538
	Fax:	+ 1 615 345 5605
	E-mail:	ir@fmc-ag.com

Internet: www.fmc-ag.com

August 3, 2010

Fresenius Medical Care Reports Strong Second Quarter and Half Year Results and Confirms Outlook for 2010

2nd Quarter 2010 Summary:

Net revenue	$2,946 million	+ 7%
Operating income (EBIT)	$465 million	+ 11%
Net income attributable to Fresenius Medical Care AG & Co. KGaA	$248 million	+ 12%
Earnings per share	$0.83	+ 12%

First Half 2010 Summary:

Net revenue	$5,828 million	+ 9%
Operating income (EBIT)	$888 million	+ 9%
Net income attributable to Fresenius Medical Care AG & Co. KGaA	$459 million	+ 10%
Earnings per share	$1.53	+ 9%

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Bad Homburg, Germany – Fresenius Medical Care AG & Co. KGaA (“the Company” or “FMC AG & Co. KGaA”; Frankfurt Stock Exchange: FME / New York Stock Exchange: FMS), the world’s largest provider of dialysis products and services, today announced its results for the second quarter and first half of 2010.

2nd Quarter 2010:

Revenue

Net revenue for the second quarter of 2010 increased by 7% to $2,946 million (also +7% at constant currency) compared to the second quarter of 2009. Organic revenue growth worldwide was 6%. Dialysis services revenue grew by 8% to $2,224 million (also +8% at constant currency) in the second quarter of 2010. Dialysis product revenue rose by 2% to $722 million (+3% at constant currency) in the same period.

North America revenue increased by 8% to $2,027 million. Organic revenue growth was 7%. Dialysis services revenue grew by 8% to $1,817 million. Average revenue per treatment for U.S. clinics increased to $356 in the second quarter of 2010 compared to $344 for the same quarter in 2009 and $355 for the first quarter of 2010. This development was attributable principally to reimbursement increases and increased utilization of pharmaceuticals. Dialysis product revenue increased by 5% to $210 million due to higher sales of hemodialysis disposables and dialysis machines.

International revenue increased by 4% to $919 million. Based on constant currency, revenue grew by 5%. Organic revenue growth was 3%. Dialysis services revenue was $407 million, an increase of 8% (+9% at constant currency). Dialysis product revenue was stable at $512 million compared to the corresponding figure last year and increased by 2% at constant currency, led by increased sales of hemodialysis solutions and concentrates, dialyzers and bloodlines as well as products for acute care treatment.

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Earnings

Operating income (EBIT) increased by 11% to $465 million compared to $418 million in the second quarter of 2009 resulting in an operating margin of 15.8% compared to 15.1% for the corresponding quarter in 2009.

In North America, the operating margin increased from 15.9% to 16.3% in the second quarter of 2010. The margin development was mainly impacted favorably by an increase in revenue per treatment as well as the effect of economies of scale from revenue growth.

In the International segment, the operating margin increased from 17.3% to 18.8%. The margin development was mainly influenced positively by economies of scale from revenue growth, favorable foreign exchange rates and lower bad debt expenses. This was partially offset by higher depreciation expenses as a result of the expansion of our production capacities.

Net interest expense for the second quarter of 2010 was $68 million compared to $76 million in the comparable quarter of 2009, mainly attributable to lower short-term interest rates.

Income tax expense was $129 million for the second quarter of 2010 compared to $103 million in the second quarter of 2009, reflecting effective tax rates of 32.6% and 30.2%, respectively. In both the second quarter of 2010 and 2009 tax expense benefited from changes in estimates of future tax payments.

Net income attributable to FMC AG & Co. KGaA for the second quarter of 2010 was $248 million, an increase of 12% compared to the same quarter of 2009.

Earnings per share (EPS) for the second quarter of 2010 rose by 12% to $0.83 per ordinary share compared to $0.74 for the second quarter of 2009. The weighted average number of shares outstanding for the second quarter of 2010 was approximately 300.0 million shares compared to 298.0 million shares for the second quarter of 2009. The increase in shares outstanding resulted from stock option exercises in the past twelve months.

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Cash Flow

In the second quarter of 2010, the Company generated $294 million in cash from operations, representing approximately 10% of revenue. The cash flow performance was influenced positively by improvements in elements of working capital and increased earnings, partially offset by higher income tax payments.

A total of $119 million was spent for capital expenditures, net of disposals. Free Cash Flow before acquisitions was $175 million compared to $143 million in the second quarter of 2009. A total of $68 million in cash was spent for acquisitions, net of divestitures. Free Cash Flow after acquisitions and divestitures was $107 million compared to $98 million in the second quarter of last year.

First Half 2010:

Revenue and Earnings

Net revenue was $5,828 million, up 9% from the first half of 2009. At constant currency, net revenue rose 8%. Organic growth was 7% in the first six months of 2010.

Operating income (EBIT) increased by 9% to $888 million compared to $813 million in the first half of 2009, resulting in an operating margin of 15.2% compared to 15.3% for the first half of 2009.

Net interest expense for the first six months of 2010 was $135 million compared to $149 million in the same period of 2009.

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Income tax expense was $257 million in the first half of 2010 compared to $214 million in the same period in 2009, reflecting effective tax rates of 34.1% and 32.2%, respectively.

For the first half of 2010, net income attributable to FMC AG & Co. KGaA was $459 million, up 10% from the first half of 2009.

In the first six months of 2010, earnings per ordinary share rose 9% to $1.53. The weighted average number of shares outstanding during the first half of 2010 was approximately 299.8 million.

Cash Flow

Cash from operations during the first six months of 2010 was $643 million compared to $437 million for the same period in 2009, representing approximately 11% of revenue.

A total of $218 million was spent for capital expenditures, net of disposals. Free Cash Flow before acquisitions for the first six months of 2010 was $425 million compared to $188 million in the same period in 2009. A total of $150 million in cash was spent for acquisitions, net of divestitures. Free Cash Flow after acquisitions and divestitures was $275 million compared to $107 million in the first half of last year.

Please refer to the attachments for a complete overview on the second quarter and first half of 2010 and the reconciliation of non-GAAP financial measures included in this release to the most comparable GAAP financial measures.

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Patients – Clinics – Treatments

As of June 30, 2010, Fresenius Medical Care treated 202,414 patients worldwide, which represents a 6% increase compared to the previous year. North America provided dialysis treatments for 135,088 patients, the number of patients treated rose by 5%. Including 29 clinics managed by Fresenius Medical Care North America, the number of patients in North America was 136,884. The International segment served 67,326 patients, the number of patients treated increased by 11%.

As of June 30, 2010, the Company operated a total of 2,599 clinics worldwide, which represents a 5% increase compared to the previous year. The number of clinics is comprised of 1,795 clinics in North America (1,824 including managed clinics) and 804 clinics in the International segment, representing an increase of 4% and 9%, respectively.

Fresenius Medical Care delivered approximately 15.26 million dialysis treatments worldwide during the first six months of 2010. This represents an increase of 6% compared to the corresponding period last year. North America accounted for 10.22 million treatments, an increase of 6%, and the International segment delivered 5.03 million treatments, an increase of 8%.

Employees

As of June 30, 2010, Fresenius Medical Care had 70,096 employees (full-time equivalents) worldwide compared to 67,988 employees at the end of 2009. The increase of approximately 2,100 employees is due to overall growth in the Company’s business.

Debt/EBITDA Ratio

The ratio of debt to Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA) decreased from 2.78 at the end of the second quarter of 2009 to 2.46 at the end of the second quarter 2010. At the end of 2009, the debt/EBITDA ratio was 2.46.

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Rating

Standard & Poor’s Rating Services continued to rate the Company’s corporate credit as ‘BB’. On April 29, 2010, Standard & Poor’s has raised the outlook from ‘stable’ to ‘positive’. Moody’s continued to rate the Company’s corporate credit as ‘Ba1’ with a ‘stable’ outlook. Fitch rates the Company’s corporate credit as ‘BB’ also with a ‘stable’ outlook. For further information on Fresenius Medical Care’s credit ratings, maturity profiles and credit instruments, please visit our website at www.fmc-ag.com / Investor Relations / Credit Relations.

Outlook for 2010 fully confirmed

For the full year of 2010, the Company confirms its outlook.

Revenue is expected to grow to more than $12 billion.

Net income attributable to FMC AG & Co. KGaA is expected to be between $950 million and $980 million in 2010.

The Company expects to spend $550 million to $650 million on capital expenditures and up to $500 million (previously up to $400 million) on acquisitions. The debt/EBITDA ratio is expected to be below 2.5 by the end of 2010.

Ben Lipps, Chief Executive Officer of Fresenius Medical Care, commented: “We are pleased to report that, after our successful start into the year, Fresenius Medical Care has carried forward a strong performance this past quarter and half year that is fully on track with our full-year guidance and strategy. Our operational performance, but also our quality performance in products and services has been excellent. We have continued to strategically expand our global presence in dialysis services through acquisitions in attractive growing markets such as the Russian Federation and Asia. And we look forward to the opportunities posed by the upcoming “bundled” reimbursement system in the U.S. – opportunities we feel we are uniquely poised to seize, given our vertical integration and consistent focus on delivering the best quality care for our patients in the most efficient way possible.”

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Conference Call

Fresenius Medical Care will hold a conference call to discuss the results of the second quarter and the first half year of 2010 on Tuesday, August 3, 2010, at 3:30 pm CEDT / 9:30 am EDT. The Company invites investors to listen to the live webcast of the call at the Company’s website www.fmc-ag.com in the “Investor Relations” section. A replay will be available shortly after the call.

Fresenius Medical Care is the world’s largest integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 1.89 million individuals worldwide. Through its network of 2,599 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides dialysis treatment to 202,414 patients around the globe. Fresenius Medical Care also is the world’s leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME, FME3) and the New York Stock Exchange (FMS, FMS/P). For more information about Fresenius Medical Care, visit the company’s website at www.fmc-ag.com.

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

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Fresenius Medical Care	Three Months Ended			Six Months Ended
Statement of Earnings	June 30,			June 30,
(in US-$ thousands, except share data)	2010	2009	% Change	2010	2009	% Change
(unaudited)

Net revenue
Dialysis Care	2,224,321	2,054,104	8.3%	4,395,105	3,977,425	10.5%
Dialysis Products	721,878	709,465	1.7%	1,433,223	1,345,954	6.5%
Total net revenue	2,946,199	2,763,569	6.6%	5,828,328	5,323,379	9.5%

Cost of revenue	1,934,591	1,831,857	5.6%	3,852,428	3,529,362	9.2%
Gross profit	1,011,608	931,712	8.6%	1,975,900	1,794,017	10.1%
Selling, general and administrative	525,557	495,119	6.1%	1,043,271	938,686	11.1%
Research and development	21,373	18,956	12.7%	44,462	41,852	6.2%
Operating income (EBIT)	464,678	417,637	11.3%	888,167	813,479	9.2%

Interest income	(8,244)	(7,899)	4.4%	(14,083)	(12,173)	15.7%
Interest expense	76,468	83,133	(8.0)%	149,732	161,697	(7.4)%
Interest expense, net	68,224	75,234	(9.3)%	135,649	149,524	(9.3)%
Income before taxes	396,454	342,403	15.8%	752,518	663,955	13.3%
Income tax expense	129,075	103,369	24.9%	256,603	213,749	20.0%
Net income	267,379	239,034	11.9%	495,915	450,206	10.2%
Less: Net income attributable to Noncontrolling interest	19,110	17,921	6.6%	36,530	30,987	17.9%
Net income attributable to FMC AG & Co. KGaA	248,269	221,113	12.3%	459,385	419,219	9.6%

Operating income (EBIT)	464,678	417,637	11.3%	888,167	813,479	9.2%
Depreciation and amortization	120,907	110,371	9.5%	245,365	215,842	13.7%
EBITDA	585,585	528,008	10.9%	1,133,532	1,029,321	10.1%

Total bad debt expenses	55,426	55,880		115,697	108,890

Earnings per ordinary share	$0.83	$0.74	11.5%	$1.53	$1.41	8.9%
Earnings per ordinary ADS	$0.83	$0.74	11.5%	$1.53	$1.41	8.9%

Weighted average number of shares
Ordinary shares	296,104,554	294,163,999		295,926,583	294,048,658
Preference shares	3,899,075	3,827,962		3,894,560	3,819,676

Percentages of revenue
Cost of revenue	65.7%	66.3%		66.1%	66.3%
Gross profit	34.3%	33.7%		33.9%	33.7%

Selling, general and administrative	17.8%	17.9%		17.9%	17.6%
Research and development	0.7%	0.7%		0.8%	0.8%
Operating income (EBIT)	15.8%	15.1%		15.2%	15.3%
Interest expense, net	2.3%	2.7%		2.3%	2.8%
Income before taxes	13.5%	12.4%		12.9%	12.5%
Income tax expense	4.4%	3.7%		4.4%	4.0%
Net income attributable to Noncontrolling interest	0.6%	0.6%		0.6%	0.6%
Net income attributable to FMC AG & Co. KGaA	8.4%	8.0%		7.9%	7.9%

EBITDA	19.9%	19.1%		19.4%	19.3%

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Fresenius Medical Care	Three Months Ended			Six Months Ended
Segment and Other Information	June 30,			June 30,
(in US-$ million)	2010	2009	% Change	2010	2009	% Change
(unaudited)

Net revenue
North America	2,027	1,876	8.0%	3,986	3,650	9.2%
International	919	888	3.7%	1,842	1,673	10.1%
Total net revenue	2,946	2,764	6.6%	5,828	5,323	9.5%

Operating income (EBIT)
North America	330	297	11.0%	636	569	11.8%
International	173	154	12.7%	324	300	7.9%
Corporate	(38)	(33)	15.6%	(72)	(56)	28.4%
Total operating income (EBIT)	465	418	11.3%	888	813	9.2%

Operating income in percentage of revenue
North America	16.3%	15.9%		16.0%	15.6%
International	18.8%	17.3%		17.6%	18.0%
Total	15.8%	15.1%		15.2%	15.3%

Employees
Full-time equivalents				70,096	66,364

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Fresenius Medical Care
Reconciliation of non US-GAAP
financial measures to the most directly	Three Months Ended		Six Months Ended
comparable US-GAAP financial measures	June 30,		June 30,
(in US-$ million)	2010	2009	2010	2009
(unaudited)

Segment information North America
Net revenue	2,027	1,876
Costs of revenue and research and development	1,349	1,275
Selling, general and administrative	348	304
Costs of revenue and operating expenses	1,697	1,579
Operating income (EBIT)	330	297

In percent of revenue	16.3%	15.9%

Dialysis Products revenue incl. and excl. internal sales
North America
Dialysis Products revenue incl. internal sales	390	360
less internal sales	(180)	(161)
Dialysis Products external sales	210	199
International
Dialysis Products revenue incl. internal sales	604	595
less internal sales	(92)	(85)
Dialysis Products external sales	512	510

Reconciliation of cash flow from operating activities to EBITDA 1)
Total EBITDA			1,134	1,029
Interest expense, net			(135)	(149)
Income tax expense			(257)	(214)
Change in working capital and other non cash items			(99)	(229)
Net cash provided by operating activities			643	437

Annualized EBITDA
Operating income (EBIT) last twelve months			1,830	1,668
Depreciation and amortization last twelve months			487	433
Non cash charges			49	46
Annualized EBITDA			2,366	2,147

1) EBITDA is the basis for determining compliance with certain covenants in Fresenius Medical Care’s long-term debt instruments.

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Fresenius Medical Care	June 30,	December 31,
Balance Sheet	(unaudited)	(audited)
(in US-$ million)	2010	2009

Assets
Current assets	4,952	4,728
Intangible assets	8,370	8,371
Other non-current assets	2,678	2,722
Total assets	16,000	15,821

Liabilities and equity
Current liabilities	5,046	2,610
Long-term liabilities	4,024	6,181
Total equity	6,930	7,030
Total liabilities and equity	16,000	15,821

Equity/assets ratio:	43%	44%

Debt
Short-term borrowings	410	316
Short-term borrowings from related parties	9	10
Current portion of long-term debt and capital lease obligations	1,866	158
Trust Preferred Securities - current portion	593	—
Long-term debt and capital lease obligations, less current portion	2,949	4,428
Trust Preferred Securities	—	656
Total debt	5,827	5,568

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Fresenius Medical Care
Cash Flow Statement
Six Months Ended June 30,	2010	2009
(in US-$ million)
(unaudited)

Operating activities
Net income	496	450
Depreciation / amortization	246	216
Change in working capital and other non cash items	(99)	(229)
Cash Flow from operating activities	643	437

Investing activities
Purchases of property, plant and equipment	(227)	(254)
Proceeds from sale of property, plant and equipment	9	5
Capital expenditures, net	(218)	(249)
Free Cash Flow	425	188

Acquisitions, net of cash acquired and net purchases of intangible assets	(158)	(82)
Proceeds from divestitures	8	1
Acquisitions, net of divestitures	(150)	(81)
Free Cash Flow after activities	275	107
Investments, net of repayments	(133)	50
Free Cash Flow after investing acquisitions	142	157

Financing activities
Change in accounts receivable securitization program	86	(190)
Change in intercompany debt	—	(1)
Change in other debt	341	276
Proceeds from exercise of stock options	28	13
Distributions to noncontrolling interest	(68)	(28)
Contributions from noncontrolling interest	15	7
Dividends paid	(232)	(232)
Cash Flow from financing activities	170	(155)

Effects of exchange rates on cash	(40)	6
Net increase in cash	272	8

Cash at beginning of period	301	222
Cash at end of period	573	230

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Fresenius Medical Care
Quarterly Performance Scorecard - Revenue
Three months ended June 30,	2010	cc	2009	cc
(in US-$ thousands, except per-treatment revenue)
(unaudited)

North America
Net revenue	2,026,582		1,876,347
Growth year-over-year	8.0%		9.4%

Dialysis Care	1,817,266		1,677,230
Growth year-over-year	8.3%		9.4%
U.S. per treatment	356		344
Per treatment	349		338
Sequential growth	0.2%		1.9%
Growth year-over-year	3.2%		4.6%

Dialysis Products
incl. internal sales	389,547		359,676
Growth year-over-year	8.3%		14.4%
External sales	209,316		199,117
Growth year-over-year	5.1%		9.5%

International
Net revenue	919,524		887,071
Growth year-over-year	3.7%	4.6%	(6.7)%	9.1%

Dialysis Care	407,055		376,874
Growth year-over-year	8.0%	8.6%	(3.7)%	13.1%
Per treatment	159	160	159	187
Sequential growth	(4.2)%		5.5%
Growth year-over-year	0.0%	0.5%	(13.0)%	2.2%

Dialysis Products
incl. internal sales	603,591		594,819
Growth year-over-year	1.5%	2.4%	(8.3)%	7.0%
External sales	512,469		510,197
Growth year-over-year	0.4%	1.7%	(8.7)%	6.3%

cc = at constant exchange rates

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Fresenius Medical Care
Quarterly Performance Scorecard - Dialysis Care Volume
Three months ended June 30,	2010	2009
(unaudited)

North America
Number of treatments	5,189,159	4,945,148
Treatments per day	66,528	63,399
Per day sequential growth	1.8%	1.6%
Per day year-over-year growth	4.9%	4.2%
Same market growth year-over-year	4.2%	3.6%

International
Number of treatments	2,560,425	2,369,674
Same market growth year-over-year	4.4%	6.0%

Fresenius Medical Care
Quarterly Performance Scorecard - Expenses
Three months ended June 30,	2010	2009
(unaudited)

North America
Costs of revenue and operating expenses
In Percent of revenue	83.7%	84.1%
Selling, general and administrative
In Percent of revenue	17.2%	16.2%
Bad debt expenses
In Percent of revenue	2.7%	2.9%
Dialysis Care operating expenses/Treatment (in US-$)	287	284
Sequential growth	(0.9)%	0.7%
Growth year-over-year	1.0%	5.5%

Total Group
Costs of revenue and operating expenses
In Percent of revenue	84.2%	84.9%
Selling, general and administrative
In Percent of revenue	17.8%	17.9%
Effective tax rate	32.6%	30.2%

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Fresenius Medical Care
Quarterly Performance Scorecard - Cash Flow/Investing Activities
Three months ended June 30,	2010	2009
(in US-$ thousands, except number of de novos)
(unaudited)

Total Group
Operating Cash Flow	294,375	281,753
In Percent of revenue	10.0%	10.2%

Free Cash Flow before acquisitions	175,363	142,916
In Percent of revenue	6.0%	5.2%

Acquisitions, net of divestitures	69,092	44,951

Investments, net of repayments	132,710	(50,000)

Capital expenditures, net	119,012	138,837
In Percent of revenue	4.0%	5.0%

Maintenance	68,856	71,711
In Percent of revenue	2.3%	2.6%

Growth	50,156	67,126
In Percent of revenue	1.7%	2.4%

Number of de novos	27	24
North America	20	15
International	7	9

Fresenius Medical Care
Quarterly Performance Scorecard - Balance Sheet
June 30,	2010	2009
(unaudited)

Total Group
Debt (in US-$ million)	5,827	5,968
Debt/EBITDA	2.5	2.8

North America
Days sales outstanding	51	57

International
Days sales outstanding	113	112

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Fresenius Medical Care
Quarterly Performance Scorecard
Three months ended June 30,	2010	2009

Clinical Performance
North America (U.S.)
Single Pool Kt/v > 1.2	96%	96%
Hemoglobin = 10-12g/dl	68%	64%
Hemoglobin = 10-13g/dl	88%	86%
Albumin >= 3.5 g/dl 1)	81%	82%
Phosphate = 3.5-5.5mg/dl	55%	52%
Hospitalization Days per patient 2) (12 months ending June 30)	9.9	10.1

Demographics
North America (U.S.)
Average age (in years)	62	62
Average time on dialysis (in years)	3.7	3.6
Average body weight (in kg)	81	80
Prevalence of diabetes	55%	54%

1) International standard BCR CRM470
2) Hospitalization data for 2009 includes legacy RCG facilities

Fresenius Medical Care
Quarterly Performance Scorecard
Three months ended June 30,	2010	2009

Clinical Performance
Europe, Middle East and Africa
Single Pool Kt/v > 1.2	95%	94%
Hemoglobin = 10-12g/dl	52%	51%
Hemoglobin = 10-13g/dl	77%	75%
Albumin >= 3.5 g/dl 1)	85%	84%
Phosphate = 3.5-5.5mg/dl	61%	61%
Hospitalization Days per patient (12 months ending June 30)	8.9	8.2

Demographics
Europe, Middle East and Africa
Average age (in years)	64	64
Average time on dialysis (in years)	4.8	4.6
Average body weight (in kg)	71	69
Prevalence of diabetes	29%	28%

1) International standard BCR CRM470

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